July 2, 2008

Ms. Ta Tanisha Meadows
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Jupitermedia Corporation
          Item 4.01 Form 8-K
          Filed June 24, 2008
          File No. 000-26393

Dear Ms. Meadows:

     Thank you for your letter dated June 26, 2008 setting forth the comments of the staff of the Securities and Exchange Commission (the "Commission") on Jupitermedia Corporation's (the "Company") Current Report on Form 8-K filed with the Commission on June 24, 2008 (the "Original Form 8-K").

     We have set forth below each of the staff's comments followed by our responses. In addition, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 4.01 Form 8-K filed June 24, 2008
--------------------------------------

1. Please revise your disclosure in paragraph (a)(ii) to refer to Deloitte's audit reports for the last two years as opposed to the report covering the two most recent years. Refer to Item 304(a)(1)(ii) of Regulation S-K.

RESPONSE:
--------

We have revised our disclosure in paragraph (a)(ii) to refer to Deloitte's audit reports for the last two years as opposed to the report covering the two most recent years, and included this disclosure in our amended Current Report on Form 8-K/A filed on July 2, 2008, which amended the Original Form 8-K.

2. Item 304(a)(1)(v) of Regulation S-K requires you to provide the same type of information for reportable events as for disagreements. With respect to the material weaknesses that were determined to be reportable events, please revise to include each of the disclosures specified in Item 304(a)(1)(iv) of Regulation S-K.

RESPONSE:
--------

We have revised paragraph (a)(v) to define the material weaknesses as the "Reportable Events" and have added a new paragraph (a)(vi) to include each of the disclosures specified in Item 304(a)(1)(iv) of Regulation S-K. This revised disclosure is included in our amended Current Report on Form 8-K/A filed on July 2, 2008, which amended the Original Form 8-K.

3. Please file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing.

RESPONSE:
--------

The Company has provided Deloitte with a copy of the amended disclosures it is making in response to Item 304(a) of Regulation S-K. The Company has requested that Deloitte review the disclosure and furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company in response to its amended disclosure pursuant to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. The Company has received the requested letter from Deloitte and a copy of Deloitte's letter has been filed as Exhibit 16.1 to our amended Current Report on Form 8-K/A filed on July 2, 2008, which amended the Original Form 8-K.

                  [Remainder of Page Left Intentionally Blank]

Please direct any further questions or comments to the undersigned at Jupitermedia Corporation, 23 Old Kings Highway South, Darien, Connecticut 06820, by phone at (203) 662-2980 or by fax at (203) 662-4686.



Sincerely,



/s/ Donald J. O'Neill
----------------------------------
Donald J. O'Neill
Title:  Vice President and Chief Financial Officer

cc:  Alan M. Meckler, Chairman and Chief Executive Officer, Jupitermedia
       Corporation
     Jeffrey R. Poss, Esq., Willkie Farr & Gallagher LLP
     Grant Thornton LLP